UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008
Commission Filing Number: 001-33398

Simcere Pharmaceutical Group
(Translation of registrant’s name into English)

No. 699-18 Xuan Wu Avenue,
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIMCERE PHARMACEUTICAL GROUP
FORM 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Simcere Pharmaceutical Group
By:	/s/ Zhigang Zhao
Name:	Zhigang Zhao
Title:	Chief Financial Officer

DATE: November 6, 2008

Exhibit 99.1
SIMCERE PHARMACEUTICAL GROUP REPORTS UNAUDITED THIRD QUARTER 2008 RESULTS
AND ANNOUNCES SHARE REPURCHASE
NANJING, CHINA, November 6, 2008 — Simcere Pharmaceutical Group (“Simcere” or the “Company’) (NYSE: SCR), a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in China, today reported unaudited financial results for the quarter ended September 30, 2008 and announced that its Board of Directors has approved a share repurchase program.
Highlights
²	Total revenue increased to RMB443.4 million (US$65.3 million) for the third quarter, representing a 37.1% year-over-year growth;

²	Net income was RMB91.2 million (US$13.4 million) for the third quarter, representing a 24.7% year-over-year growth;

²	Gross margin was 78.3% for the third quarter, which was impacted by a one-off contract sale transaction involving the resale of generic drugs for other pharmaceutical companies, which is now ceased; and

²	The board of directors has approved a share repurchase program under which Simcere Pharmaceutical Group may purchase up to US$50 million worth of its issued and outstanding American depositary shares (“ADSs”) in the following twelve months.
Mr. Jinsheng Ren, Chairman and CEO of Simcere Pharmaceutical Group, commented: “We are pleased to report solid year on year growth for the third quarter. We are encouraged by the continued growth of our edaravone products, although our Endu sales continued to be affected by the sales team restructuring and an expanded program to supply Endu free of charge in clinical studies. Our other branded generic products grew steadily this quarter. In October, we successfully launched Anxin, our first-to-market biapenem for injection, which is used to treat serious infections.”
“Simcere is one of China’s leading pharmaceutical companies with a unique business strategy and established distribution network. Combined with our healthy balance sheet and strong cash position, we are confident that Simcere will benefit from the continued growth of China’s healthcare industry, as well as the long-term trend towards industry consolidation. Our share repurchase program demonstrates Simcere’s confidence in the long term growth and commitment to maximize shareholder value. ”
2008 Third Quarter Financial Results
Total revenue for the third quarter of 2008 was RMB443.4 million (US$65.3 million), representing a growth of 37.1% from RMB323.4 million for the same period in 2007. For the first nine months of 2008, total revenue was RMB1,274.2 million (US$187.7 million), representing an increase of 31.4% from RMB970.1 million for the same period in 2007.
Revenue from Endu, the Company’s patented anti-cancer pharmaceutical launched in July 2006, totaled RMB54.4 million (US$8.0 million) in the third quarter of 2008, representing an increase of 3.0% from RMB52.8 million for the same period in 2007. Endu sales growth slowed down this quarter due to the restructuring of the Endu sales force and an expanded program to supply Endu free of charge to existing and new patients participating in a series of clinical studies. For the first nine months of 2008, revenue from Endu totaled RMB181.3 million (US$26.7 million), representing an increase of 19.2% from RMB152.2 million in the first nine months of 2007.
Revenue from first-to-market Edavarone injection products under the brand names Bicun and Yidasheng totaled

RMB158.8 million (US$23.4 million) in the third quarter of 2008, representing an increase of 49.5% from RMB106.2 million for the same period in 2007. While more edaravone products enter the market, Simcere’s Bicun and Yidasheng remain the most established brands and are the market leaders in China. For the first nine months of 2008, revenue from Bicun and Yidasheng totaled RMB458.4 million (US$67.5 million), representing an increase of 54.6% from RMB296.5 million in the first nine months of 2007.
Revenue from other first-to-market products, Jiebaishu, a nedaplatin product and Sinofuan, a 5-FU sustained release implant for the treatment of cancer, totaled RMB20.7 million (US$3.1 million) in the third quarter of 2008. There was no revenue generated from these two new products for the same period in 2007. For the first nine months of 2008, revenue from Jiebaishu and Sinofuan totaled RMB34.1 million (US$5.0 million).
Revenue from other branded generic products totaled RMB207.3 million (US$30.5 million) in the third quarter of 2008, representing an increase of 26.9% from RMB163.4 million for the same period in 2007. For the first nine months of 2008, revenue from other branded generic products totaled RMB596.2 million (US$87.8 million), representing an increase of 15.4% from RMB516.3 million in the first nine months of 2007.
Gross margin for the third quarter of 2008 decreased to 78.3%, as compared to 81.7% for the same period in 2007. The decrease was primarily due to a lower margin contract sale transaction in the resale of drugs for other pharmaceutical companies, which is now ceased. For the first nine months of 2008, gross margin decreased to 80.9% compared to 82.4% for the first nine months of 2007.
Research and development expenses for the third quarter of 2008 totaled RMB21.1 million (US$3.1 million), an increase of 9.5% from RMB19.3 million for the corresponding period a year ago. This was primarily due to the expansion in headcount of our research and development team. As a percentage of total revenue, research and development expenses were 4.8% compared to 6.0% for the same period in 2007. For the first nine months of 2008, research and development expenses totaled RMB52.1 million (US$7.7 million), compared to RMB52.4 million for the same period in 2007.
Sales, marketing and distribution expenses for the third quarter of 2008 were RMB194.7 million (US$28.7 million), an increase of 32.9% from RMB146.6 million for the corresponding period a year ago. As a percentage of total revenue, sales, marketing and distribution expenses, were 43.9% compared to 45.3% for the same period in 2007. For the first nine months of 2008, sales and marketing expenses were RMB557.2 million (US$82.1 million), an increase of 26.1% from RMB441.7 million in the first nine months of 2007.
General and administrative expenses were RMB44.6 million (US$6.6 million) for the third quarter of 2008, representing an increase of 16.7% from RMB38.2 million for the third quarter of 2007. The increase was primarily due to the increased headcount and the professional service fees associated with the compliance work on Section 404 of the Sarbanes-Oxley Act of 2002. However, general and administrative expenses, as a percentage of total revenue, decreased to 10.1% in the third quarter of 2008 from 11.8% in the same period of 2007 as a result of increased economies of scale. For the first nine months of 2008, general and administrative expenses were RMB138.6 million (US$20.4 million), an increase of 20.2% from RMB115.3 million in the corresponding period in 2007.
Share-based compensation expenses, which were allocated to research and development expenses, sales, marketing and distribution expenses, and general and administrative expenses, based on the nature of the work the Company’s employees were assigned to perform, totaled RMB6.5 million (US$1.0 million) for the third quarter of 2008. Share-based compensation expenses for the third quarter of 2007 were RMB7.5 million. For the first nine months of 2008, share-based compensation expenses totaled RMB19.9 million (US$2.9 million), a decrease of 9.8% from RMB22.0 million for the first nine months of 2007.
Operating income was RMB87.0 million (US$12.8 million) for the third quarter of 2008, representing an increase of 44.4% as compared to RMB60.2 million for the corresponding period of 2007. For the first nine months of 2008, operating income was RMB284.3 million (US$41.9 million), an increase of 49.1% as compared to RMB190.7 million in the corresponding period in 2007.
Income tax expense for the third quarter of 2008 totaled RMB1.5 million (US$0.2 million) compared to an income tax credit of RMB0.3 million for the corresponding period of 2007. For the first nine months of 2008, income tax expense was RMB36.3 million (US$5.4 million) compared to an income tax benefit of RMB2.8 million for the first nine months of 2007. In addition to the overall increase in taxable income, the increased income tax expense in 2008 was primarily due to the expiration of tax holidays enjoyed by two PRC subsidiaries.
Net income was RMB91.2 million (US$13.4 million) for the third quarter of 2008, compared to RMB73.1 million in the corresponding period a year ago and representing growth of 24.7%. The Company’s net income margin was 20.6% for the third quarter of 2008 compared to 22.6% for the third quarter of 2007. For the first nine months of 2008, net income was RMB298.4 million (US$44.0 million), an increase of 33.7% as compared to RMB223.2 million for the first nine months of 2007. Net margin for the first nine months of 2008 was 23.4% as compared to 23.0% for the first nine months of 2007.
Basic earnings per share for the third quarter of 2008 and the first nine months of 2008 were RMB0.73 (US$0.11) and RMB2.39 (US$0.35) respectively, and diluted earnings per share for the third quarter of 2008 and the first nine months of 2008 were RMB0.72 (US$0.11) and RMB2.37 (US$0.35) respectively. One American Depository Share (ADS) represents two ordinary shares. Basic earnings per ADS for the third quarter of 2008 and the first nine months of 2008 were RMB1.46 (US$0.21) and RMB4.77 (US$0.70) respectively, and diluted earnings per ADS for the third quarter of 2008 and the first nine months of 2008 were RMB1.44 (US$0.21) and RMB4.73 (US$0.70) respectively.
As of September 30, 2008, the Company had cash and cash equivalents (including pledged bank deposits), and short term investments of RMB831.3 million (US$122.4 million) compared to RMB968.3 million as of December 31, 2007.
Financial Outlook
Based on its first nine months performance, the Company maintains its targeted total revenue for the full year 2008 to be in the range between RMB1.7 billion and RMB1.8 billion. The Company also maintains its targeted net income for the full year 2008 to be in the range between RMB390.0 million and RMB400.0 million.
The above targets are based on the Company’s current views on the operating and marketing conditions which are subject to change.
Share Repurchase Program
Under the terms of the share repurchase program approved by the board of directors, Simcere Pharmaceutical Group may purchase up to US$50 million worth of its issued and outstanding ADSs. The repurchases will be made from time to time on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing. The Company may effect buyback transactions pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors. The Company expects to implement this share repurchase program over the course of the next 12 months, in a manner consistent with market conditions and the interest of the shareholders. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. The Company plans to fund repurchases made under this program from its available cash balance.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, the quotations from management in this press release and the section under “Financial Outlook” contain forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Further information regarding these and other risks is included in Simcere’s filing with the U.S. Securities and Exchange Commission at www.sec.gov. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call
Simcere Pharmaceutical Group will host a conference call to discuss the third quarter 2008 earnings on Thursday, November 6, at 8 a.m. Eastern Time (Thursday, November 6 at 9 p.m. Beijing/Hong Kong time). The management team will be on the call to discuss quarterly results and highlights and to answer questions.
To access the conference call, please dial:

United States toll-free dial-in number:	+ 1 866 314 4483
United States dial-in number:	+ 1 617 213 8049
China toll-free dial-in number:	+86 10 800 130 0399
Hong Kong dial-in number:	+852 3002 1672
Please ask to be connected to Simcere’s third quarter 2008 earnings call and provide the following passcode: 91351092. Simcere also will broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s Web site at www.simcere.com.
Following the earnings conference call, an archive of the call will be available by dialing:

United States toll-free dial-in number:	+1 888 286 8010
International dial-in number:	+1 617 801 6888
The passcode for replay participants is: 53343092. The telephone replay also will be archived on the “Investor Relations” section of the Company’s Web site at http://www.simcere.com for seven days following the earnings announcement.
About Simcere Pharmaceutical Group
Simcere Pharmaceutical Group (NYSE:SCR, Simcere) is a leading manufacturer and supplier of branded generic pharmaceuticals and manufacturer of the patented anti-cancer biotech product Endu in the rapidly growing China market. In recent years, Simcere has been focusing its strategy on the development of first-to-market generic and innovative pharmaceuticals, and has introduced a first-to-market generic stroke management medication under the brand name Bicun and an innovative anti-cancer medication under the brand name Endu. Simcere currently manufactures and sells more than 50 pharmaceutical products including antibiotics, anti-cancer medication and stroke management medication and is the exclusive distributor of three additional pharmaceuticals that are marketed under its brand names. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, osteoporosis and infectious diseases and currently has more than 12 pipeline products. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.
Investor and Media Contact:
Email: ir@simcere.com

In Nanjing:	In the United States:
Frank Zhao Chief Financial Officer Simcere Pharmaceutical Group Tel: 86-25-8556-6666 ext 8818	Michael Guerin Brunswick Group LLC Tel: 1-212-333-3810

In Beijing:	In Hong Kong:
Kejia Wu Brunswick Group Tel: 86-10-6566-2256	Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF INCOME
 (AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT SHARE AND ADS DATA)

	Three months ended September 30,			Nine months ended September 30,
	2007	2008	2008	2007	2008	2008
	RMB	RMB	USD	RMB	RMB	USD
Product revenue	322,355	441,214	64,981	965,021	1,269,982	187,040
Other revenue	1,018	2,184	322	5,079	4,256	627

Total revenue	323,373	443,398	65,303	970,100	1,274,238	187,667
Cost of materials and production	(59,042)	(95,925)	(14,128)	(170,009)	(242,002)	(35,641)

Gross profit	264,331	347,473	51,175	800,091	1,032,236	152,026
Operating expenses:
Research and development expenses	(19,290)	(21,126)	(3,111)	(52,381)	(52,120)	(7,676)
Sales, marketing and distribution expenses	(146,573)	(194,731)	(28,680)	(441,722)	(557,188)	(82,061)
General and administrative expenses	(38,227)	(44,619)	(6,571)	(115,283)	(138,601)	(20,413)

Income from operations	60,241	86,997	12,813	190,705	284,327	41,876
Interest income	8,503	8,303	1,223	15,424	30,105	4,434
Interest expense	(21)	(452)	(67)	(5,811)	(3,695)	(544)
Foreign currency exchange gains	5,494	3,147	464	5,494	41,226	6,072
Other income	—	—	—	20,526	1,104	163

Earnings before income taxes and minority interests	74,217	97,995	14,433	226,338	353,067	52,001
Income tax benefit(expense)	273	(1,454)	(214)	2,819	(36,324)	(5,350)

Income before minority interests	74,490	96,541	14,219	229,157	316,743	46,651
Minority interests	(1,370)	(5,384)	(793)	(5,968)	(18,303)	(2,696)

Net income	73,120	91,157	13,426	223,189	298,440	43,955

Earnings per share:
Basic	0.58	0.73	0.11	1.94	2.39	0.35

Diluted	0.57	0.72	0.11	1.87	2.37	0.35

Earnings per ADS:
Basic	1.17	1.46	0.21	3.88	4.77	0.70

Diluted	1.14	1.44	0.21	3.75	4.73	0.70

Weighted average number of common shares:
Basic	125,000,000	125,148,011		115,018,315	125,066,634
Diluted	128,754,278	126,261,753		119,082,118	126,175,766

SIMCERE PHARMACEUTICAL GROUP
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
 (AMOUNTS EXPRESSED IN THOUSANDS)

	December 31,	September 30,	September 30,
	2007	2008	2008
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents (including pledged bank deposits)	498,262	731,277	107,701
Held-to-maturity investment securities	470,000	100,000	14,728
Accounts and bills receivables, net of allowance for doubtful accounts	488,374	785,491	115,685
Inventories	65,241	86,412	12,727
Other current assets	35,276	74,832	11,021

Total current assets	1,557,153	1,778,012	261,862
Property, plant and equipment, less accumulated depreciation	374,058	434,162	63,942
Land use rights	116,386	115,227	16,970
Intangible assets, net	251,221	284,860	41,954
Goodwill	161,496	191,294	28,173
Other assets	11,894	24,113	3,551

Total assets	2,472,208	2,827,668	416,452

Liabilities
Current liabilities
Short term bank loans and borrowings	29,000	19,000	2,798
Accounts and bills payables	23,711	37,109	5,465
Other payables and accrued liabilities	285,411	305,199	44,950
Income taxes payable	4,515	25,941	3,821

Total current liabilities	342,637	387,249	57,034
Long term loan	52,000	52,000	7,658
Deferred income taxes	61,690	60,172	8,862
Other long term liabilities	19,928	32,532	4,791

Total liabilities	476,255	531,953	78,345
Minority interests	12,137	33,507	4,935
Shareholders’ equity
Share capital	9,840	9,854	1,451
Additional paid-in capital	1,550,697	1,576,303	232,154
Accumulated other comprehensive loss	(46,849)	(92,517)	(13,626)
Retained earnings	470,128	768,568	113,193

Total shareholders’ equity	1,983,816	2,262,208	333,172
Commitments and contingencies
Total liabilities, minority interests and shareholders’ equity	2,472,208	2,827,668	416,452

Note: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB6.7899 on September 30, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on the reporting dates.